UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2015

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 2nd Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).    Yes  ☐    No  ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is Seaspan Corporation’s report on Form 6-K, or this Report, for the quarter ended March 31, 2015. This Report is hereby incorporated by reference into the Registration Statement of Seaspan Corporation filed with the Securities and Exchange Commission, or the SEC, on May 30, 2008 on Form F-3D (Registration No. 333-151329), the Registration Statement of Seaspan Corporation filed with the SEC on March 31, 2011 on Form S-8 (Registration No. 333-173207), the Registration Statement of Seaspan Corporation filed with the SEC on June 20, 2013 on Form S-8 (Registration No. 333-189493), the Registration Statement of Seaspan Corporation filed with the SEC on August 19, 2013 on Form F-3ASR (Registration No. 333-190718), as amended on October 7, 2013, the Registration Statement of Seaspan Corporation filed with the SEC on April 29, 2014 on Form F-3ASR (Registration No. 333-195571), the Registration Statement of Seaspan Corporation filed with the SEC on November 28, 2014 on Form F-3ASR (Registration No. 333-200639), the Registration Statement of Seaspan Corporation filed with the SEC on November 28, 2014 on Form S-8 (Registration No. 333-200640) and the Registration Statement of Seaspan Corporation filed with the SEC on March 12, 2015 on Form F-3D (Registration No. 333-202698).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: April 30, 2015	By:	/s/ Sai W. Chu
Sai W. Chu
Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT I

SEASPAN CORPORATION

REPORT ON FORM 6-K FOR THE QUARTER ENDED MARCH 31, 2015

Unless we otherwise specify, when used in this report on Form 6-K, or this Report, the terms “Seaspan”, the “Company”, “we”, “our” and “us” refer to Seaspan Corporation and its subsidiaries. References to our “Manager” are to Seaspan Management Services Limited and its wholly-owned subsidiaries (including Seaspan Ship Management Ltd.), which we acquired in January 2012.

References to shipbuilders are as follows:

Shipbuilder	Reference
CSBC Corporation, Taiwan	CSBC
Hyundai Heavy Industries Co., Ltd.	HHI
Jiangsu New Yangzi Shipbuilding Co., Ltd.	New Jiangsu
Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd.	Jiangsu Xinfu
HHIC-PHIL INC.	HHIC

References to customers are as follows:

Customer	Reference
A.P. Moller Maersk A/S	Maersk
China Shipping Container Lines (Asia) Co., Ltd.(1)	CSCL Asia
COSCO Container Lines Co., Ltd.(2)	COSCON
Hanjin Shipping Co., Ltd.	Hanjin
Hapag-Lloyd AG	Hapag-Lloyd
Hapag-Lloyd USA, LLC(3)	HL USA
Kawasaki Kisen Kaisha Ltd.	K-Line
MSC Mediterranean Shipping Company S.A.	MSC
Mitsui O.S.K. Lines, Ltd.	MOL
Norasia Container Lines Limited(3)	Norasia
Orient Overseas Container Line Ltd.	OOCL
Yang Ming Marine Transport Corp.	Yang Ming Marine

(1)	A subsidiary of China Shipping Container Lines Co., Ltd., or CSCL.
(2)	A subsidiary of China COSCO Holdings Company Limited.
(3)	A subsidiary of Hapag-Lloyd.

We use the term “twenty foot equivalent unit”, or TEU, the international standard measure of containers, in describing the capacity of our containerships, which are also referred to as “our vessels”. We identify the classes of our vessels by the approximate average TEU capacity of the vessels in each class. However, the actual TEU capacity of a vessel may differ from the approximate average TEU capacity of the vessels in such vessel’s class.

The information and the unaudited consolidated financial statements in this Report should be read in conjunction with the consolidated financial statements and related notes and the Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the Securities and Exchange Commission, or the SEC, on March 10, 2015, or our 2014 Annual Report. Unless otherwise indicated, all amounts in this Report are presented in U.S. dollars, or USD. We prepare our consolidated financial statements in accordance with United States generally accepted accounting principles, or U.S. GAAP.

SEASPAN CORPORATION

PART I — FINANCIAL INFORMATION

ITEM 1 — INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEASPAN CORPORATION

Interim Consolidated Balance Sheets

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares and par value amounts)

	March 31,	December 31,
	2015	2014
Assets
Current assets:
Cash and cash equivalents	$343,361	$201,755
Short-term investments	2,988	1,212
Accounts receivable (note 2)	31,041	23,742
Loans to affiliate (note 2)	240,643	237,908
Prepaid expenses	38,188	31,139
Gross investment in lease	21,228	21,170

	677,449	516,926
Vessels (note 3)	5,108,167	5,095,723
Deferred charges (note 4)	66,825	64,655
Gross investment in lease	32,505	37,783
Goodwill	75,321	75,321
Other assets	70,478	67,308
Fair value of financial instruments (note 14)	33,239	37,677

	$6,063,984	$5,895,393

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$68,557	$65,208
Current portion of deferred revenue (note 5)	18,343	27,671
Current portion of long-term debt (note 6)	307,152	298,010
Current portion of other long-term liabilities (note 7)	29,275	18,543
Fair value of financial instruments (note 14)	6,092	7,505

	429,419	416,937
Deferred revenue (note 5)	6,510	7,343
Long-term debt (note 6)	3,085,603	3,084,409
Other long-term liabilities (note 7)	406,191	253,542
Fair value of financial instruments (note 14)	396,650	387,938
Shareholders’ equity:
Share capital (note 8):
Preferred shares; $0.01 par value; 150,000,000 shares authorized; 24,170,531 shares issued and outstanding (2014 – 24,170,531)
Class A common shares; $0.01 par value; 200,000,000 shares authorized; 97,758,995 shares issued and outstanding (2014 – 96,662,928)	1,220	1,209
Treasury shares	(356)	(379)
Additional paid in capital	2,257,928	2,238,872
Deficit	(484,954)	(459,161)
Accumulated other comprehensive loss	(34,227)	(35,317)

	1,739,611	1,745,224

	$6,063,984	$5,895,393

Commitments and contingencies (note 12)

Subsequent events (note 15)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Operations

(Unaudited)

(Expressed in thousands of United States dollars, except per share amounts)

	Three months ended March 31,
	2015	2014
Revenue	$188,547	$167,983
Operating expenses:
Ship operating	44,577	41,252
Depreciation and amortization	46,599	43,732
General and administrative	6,799	8,043
Operating leases (note 7)	6,152	1,103

	104,127	94,130

Operating earnings	84,420	73,853
Other expenses (income):
Interest expense	21,869	17,561
Interest income	(3,413)	(1,106)
Undrawn credit facility fees	857	566
Amortization of deferred charges (note 4)	3,101	2,003
Refinancing expenses (note 4)	1,152	—
Change in fair value of financial instruments (note 14)	39,335	36,343
Equity (income) loss on investment	(249)	232
Other expenses	435	226

	63,087	55,825

Net earnings	$21,333	$18,028

Earnings per share (note 9):
Class A common share, basic and diluted	$0.08	$0.03

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Comprehensive Income

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended March 31,
	2015	2014
Net earnings	$21,333	$18,028
Other comprehensive income:
Amounts reclassified to net earnings during the period relating to cash flow hedging instruments	1,090	1,405

Comprehensive income	$22,423	$19,433

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Shareholders’ Equity

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares)

Three months ended March 31, 2015 and year ended December 31, 2014

											Accumulated
	Number of	Number of							Additional		other	Total
	common shares	preferred shares				Common	Preferred	Treasury	paid-in		comprehensive	shareholders’
	Class A	Series A	Series C	Series D	Series E	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2013	69,208,888	200,000	13,665,531	5,105,000	—	$692	$190	$(379)	$2,023,622	$(411,792)	$(40,628)	$1,571,705
Net earnings	—	—	—	—	—	—	—	—	—	131,247	—	131,247
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	5,311	5,311
Conversion of Series A preferred shares	23,177,175	(200,000)	—	—	—	232	(2)	—	(230)	—	—	—
Series E preferred shares issued	—	—	—	—	5,400,000	—	54	—	134,946	—	—	135,000
Class A common shares issued	206,600	—	—	—	—	2	—	—	4,731	—	—	4,733
Fees and expenses in connection with issuance of common and preferred shares	—	—	—	—	—	—	—	—	(5,073)	—	—	(5,073)
Dividends on class A common shares	—	—	—	—	—	—	—	—	—	(127,007)	—	(127,007)
Dividends on preferred shares	—	—	—	—	—	—	—	—	—	(50,443)	—	(50,443)
Amortization of Series C preferred share issuance costs	—	—	—	—	—	—	—	—	1,166	(1,166)	—	—
Shares issued through dividend reinvestment program	3,043,731	—	—	—	—	31	—	—	64,666	—	—	64,697
Share-based compensation expense (note 10):
Restricted class A common shares, phantom share units, stock appreciation rights issued and restricted stock units	214,464	—	—	—	—	2	—	—	7,699	—	—	7,701
Other share-based compensation	344,438	—	—	—	—	3	—	—	7,350	—	—	7,353
Fleet growth payments	468,968	—	—	—	—	5	—	—	(5)	—	—	—
Treasury shares	(1,336)	—	—	—	—	—	—	—	—	—	—	—

Balance, December 31, 2014	96,662,928	—	13,665,531	5,105,000	5,400,000	$967	$242	$(379)	$2,238,872	$(459,161)	$(35,317)	$1,745,224

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Shareholders’ Equity (Continued)

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares)

Three months ended March 31, 2015 and year ended December 31, 2014

											Accumulated
	Number of	Number of							Additional		other	Total
	common shares	preferred shares				Common	Preferred	Treasury	paid-in		comprehensive	shareholders’
	Class A	Series A	Series C	Series D	Series E	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2014, carried forward	96,662,928	—	13,665,531	5,105,000	5,400,000	$967	$242	$(379)	$2,238,872	$(459,161)	$(35,317)	$1,745,224
Net earnings	—	—	—	—	—	—	—	—	—	21,333	—	21,333
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	1,090	1,090
Dividends on class A common shares	—	—	—	—	—	—	—	—	—	(33,377)	—	(33,377)
Dividends on preferred shares	—	—	—	—	—	—	—	—	—	(13,435)	—	(13,435)
Amortization of Series C preferred share issuance costs	—	—	—	—	—	—	—	—	314	(314)	—	—
Shares issued through dividend reinvestment program	977,060	—	—	—	—	10	—	—	17,056	—	—	17,066
Share-based compensation expense (note 10):
Restricted class A common shares, phantom share units, stock appreciation rights issued and restricted stock units	73,368	—	—	—	—	1	—	—	761	—	—	762
Other share-based compensation	46,072	—	—	—	—	—	—	—	925	—	—	925
Treasury shares	(433)	—	—	—	—	—	—	23	—	—	—	23

Balance, March 31, 2015	97,758,995	—	13,665,531	5,105,000	5,400,000	$978	$242	$(356)	$2,257,928	$(484,954)	$(34,227)	$1,739,611

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended March 31,
	2015	2014
Cash from (used in):
Operating activities:
Net earnings	$21,333	$18,028
Items not involving cash:
Depreciation and amortization	46,599	43,732
Share-based compensation (note 10)	912	2,303
Amortization of deferred charges (note 4)	3,101	2,003
Amounts reclassified from other comprehensive loss to interest expense	872	1,192
Unrealized change in fair value of financial instruments	11,736	2,921
Equity (income) loss on investment	(249)	232
Refinancing expenses (note 4)	1,152	—
Operating leases	(1,386)	—
Other	2,561	266
Changes in assets and liabilities:
Accounts receivable	(7,299)	958
Lease receivable	5,220	5,220
Prepaid expenses	(9,472)	(1,735)
Other assets and deferred charges	(3,842)	509
Accounts payable and accrued liabilities	3,340	2,013
Deferred revenue	(10,161)	(1,752)
Other long-term liabilities	(48)	(830)

Cash from operating activities	64,369	75,060

Financing activities:
Preferred shares issued, net of issuance costs	—	130,401
Draws on credit facilities	37,575	340,000
Repayment of credit facilities	(104,864)	(627,637)
Draws on other long-term liabilities	150,000	—
Repayment of other long-term liabilities	(4,045)	(10,244)
Financing fees (note 4)	(3,290)	(525)
Dividends on common shares	(16,311)	(14,318)
Dividends on preferred shares	(13,435)	(10,540)
Proceeds from sale-leaseback of vessel (note 7)	110,000	—

Cash from (used in) financing activities	155,630	(192,863)

Investing activities:
Expenditures for vessels	(70,131)	(79,581)
Short-term investments	(1,776)	9,923
Other assets	(418)	(625)
Loans to affiliate	(23,901)	(944)
Repayment from loans to affiliate	17,833	—

Cash used in investing activities	(78,393)	(71,227)

Increase (decrease) in cash and cash equivalents	141,606	(189,030)
Cash and cash equivalents, beginning of period	201,755	476,380

Cash and cash equivalents, end of period	$343,361	$287,350

Supplemental cash flow information (note 11)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2015 and 2014

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1.	Basis of presentation:

The accompanying interim financial information of Seaspan Corporation (“the Company”) has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2014 audited annual consolidated financial statements. The accompanying interim financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. These unaudited interim consolidated financial statements do not include all the disclosures required under U.S. GAAP for annual financial statements and should be read in conjunction with the December 31, 2014 consolidated financial statements filed with the Securities and Exchange Commission in the Company’s 2014 Annual Report on Form 20-F.

Certain prior periods’ information has been reclassified to conform with the financial statement presentation adopted for the current year.

2.	Related party transactions:

(a)	At March 31, 2015, the Company had $240,643,000 (December 31, 2014 — $237,908,000) due from Greater China Intermodal Investments LLC (“GCI”) recorded as loans to affiliate. This amount includes the following:

•	The Company had $228,043,000 (December 31, 2014 — $219,841,000) due from GCI for payments made in connection with vessels that GCI will acquire pursuant to a right of first refusal. These loans, which are due on demand, bear interest at rates ranging from 5% to 7% per annum.

•	A promissory note issued by GCI which bears interest at 7% per annum was repaid on March 2, 2015 (December 31, 2014 — $8,553,000).

•	The interest receivable on these amounts of $12,600,000 (2014 — $9,514,000).

The Company also had $12,675,000 (December 31, 2014 — $8,195,000) due from GCI included in accounts receivable and $6,760,000 (December 31, 2014 — $6,788,000) due to GCI included in accounts payable and accrued liabilities.

The Company also had $684,000 (December 31, 2014 — $1,454,000) due from other related parties included in accounts receivable.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2015 and 2014

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

2.	Related party transactions (continued):

(b)	The Company incurred the following income or expenses with related parties:

	Three months ended March 31,
	2015	2014
Fees incurred:
Arrangement fees	$1,661	$—
Transaction fees	803	1,538
Reimbursed expenses	5	59
Income earned:
Interest income	3,360	944
Management fees	450	157

3.	Vessels:

March 31, 2015	Cost	Accumulated depreciation	Net book value
Vessels	$5,711,689	$939,440	$4,772,249
Vessels under construction	335,918	—	335,918

Vessels	$6,047,607	$939,440	$5,108,167

December 31, 2014	Cost	Accumulated depreciation	Net book value
Vessels	$5,708,685	$894,964	$4,813,721
Vessels under construction	282,002	—	282,002

Vessels	$5,990,687	$894,964	$5,095,723

During the three months ended March 31, 2015, the Company capitalized interest costs of $1,696,000 (March 31, 2014 — $1,833,000) to vessels under construction.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2015 and 2014

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

4.	Deferred charges:

	Dry-docking	Financing fees	Total
December 31, 2014	$18,506	$46,149	$64,655
Cost incurred	4,325	4,121	8,446
Amortization expensed	(1,670)	(3,101)	(4,771)
Amortization capitalized	—	(353)	(353)
Refinancing expenses	—	(1,152)	(1,152)

March 31, 2015	$21,161	$45,664	$66,825

Refinancing expenses relate to the termination of certain financing arrangements and the write-off of the related deferred financing fees.

5.	Deferred revenue:

	March 31, 2015	December 31, 2014
Deferred revenue on time charters	$11,091	$21,889
Deferred interest on lease receivable	3,364	4,143
Other deferred revenue	10,398	8,982

Deferred revenue	24,853	35,014
Current portion	(18,343)	(27,671)

Deferred revenue	$6,510	$7,343

6.	Long-term debt:

	March 31, 2015	December 31, 2014
Long-term debt:
Revolving credit facilities	$1,232,098	$1,301,920
Term loan credit facilities	1,815,657	1,735,499
Senior unsecured notes	345,000	345,000

Long-term debt	3,392,755	3,382,419
Current portion	(307,152)	(298,010)

Long-term debt	$3,085,603	$3,084,409

On March 24, 2015, the Company entered into a term loan facility for up to $115,200,000 to finance one 14000 TEU containership. The loan bears interest at LIBOR plus a margin. At March 31, 2015, $115,200,000 was drawn under this facility.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2015 and 2014

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

7.	Other long-term liabilities:

	March 31, 2015	December 31, 2014
Long term obligations under capital lease	$360,413	$214,458
Deferred gain on sale-leasebacks	75,053	57,627

Other long-term liabilities	435,466	272,085
Current portion	(29,275)	(18,543)

Other long-term liabilities	$406,191	$253,542

(a)	On March 11, 2015, the Company entered into financing arrangements with Asian special purpose companies, or SPCs, to re-finance three 4500 TEU containerships for total proceeds of $150,000,000. Under the arrangements, the SPCs purchased the three vessels for net proceeds of $50,000,000 per vessel. The Company is leasing the vessels back from the SPCs over a five year term and is required to purchase the vessels for a pre-determined amount at the end of the term. The vessels remain as assets and the lease obligations are recorded as a liability.

(b)	During 2014, the Company entered into lease financing arrangements with SPCs for four 10000 TEU newbuilding vessels that are chartered to Mitsui O.S.K. Lines Ltd. (“MOL”). The lease financing arrangements are expected to provide gross financing proceeds of approximately $110,000,000 per vessel or $440,000,000 in total, upon delivery of the vessels. Under the lease financing arrangements, the Company will sell the vessels to the SPCs and lease the vessels back from the SPCs over a term of approximately 8.5 years, with an option to purchase the vessels at the end of the lease term for a pre-determined fair value purchase price. If the purchase option is not exercised, the lease term will be automatically extended for an additional two years.

In 2014, the Company financed three of the vessels through the lease financing arrangements and on March 31, 2015, the remaining vessel was financed. The Company received gross proceeds of $110,000,000 and recorded a deferred gain of $19,463,000 on the sale-leaseback. The deferred gain will be recorded as a reduction of the related operating lease expense over 10.5 years, representing the initial lease term of 8.5 years plus the two year extension.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2015 and 2014

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

8.	Share capital:

Preferred shares:

At March 31, 2015, the Company had the following preferred shares outstanding:

			Liquidation preference
	Shares		March 31,	December 31,
Series	Authorized	Issued	2015	2014
A	315,000	—	$—	$—
B	260,000	—	—	—
C	40,000,000	13,665,531	341,638	341,638
D	20,000,000	5,105,000	127,625	127,625
E	15,000,000	5,400,000	135,000	135,000
R	1,000,000	—	—	—

9.	Earnings per share (“EPS”):

The Company applies the if-converted method to determine the EPS impact for the convertible Series A preferred shares for those periods prior to the conversion of the Series A preferred shares on January 30, 2014. The following is a reconciliation of the numerator and denominator used in the basic and diluted EPS computations.

	Three months ended March 31, 2015
	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings	$21,333
Less preferred share dividends:
Series C	(8,428)
Series D	(2,537)
Series E	(2,784)

Basic EPS:
Earnings attributable to common shareholders	$7,584	97,988,000	$0.08
Effect of dilutive securities:
Share-based compensation	—	48,000

Diluted EPS:
Earnings attributable to common shareholders	$7,584	98,036,000	$0.08

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2015 and 2014

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

9.	Earnings per share (continued):

	Three months ended March 31, 2014
	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings	$18,028
Less preferred share dividends:
Series A	(3,395)
Series C	(8,393)
Series D	(2,426)
Series E	(1,423)

Basic EPS:
Earnings attributable to common shareholders	$2,391	85,844,000	$0.03
Effect of dilutive securities:
Share-based compensation	—	96,000
Contingent consideration	—	469,000

Diluted EPS(1):
Earnings attributable to common shareholders	$2,391	86,409,000	$0.03

(1)	The convertible Series A preferred shares are not included in the computation of diluted EPS because their effects are anti-dilutive for the period the shares were outstanding.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2015 and 2014

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

10.	Share-based compensation:

A summary of the Company’s outstanding restricted shares, phantom share units, stock appreciation rights (“SARs”) and restricted stock units as of and for the period ended March 31, 2015 is presented below:

	Restricted shares		Phantom share units		Stock appreciation rights		Restricted stock units
	Number of shares	W.A. grant date FV	Number of units	W.A. grant date FV	Number of SARs	W.A. grant date FV	Number of units	W.A. grant date FV
December 31, 2014	43,936	$22.57	707,000	$14.77	5,879,416	$2.30	35,076	$23.03
Granted	51,368	18.39	100,000	18.24	—	—	—	—
Vested	(43,936)	22.57	—	—	—	—	—	—
Exchanged	—	—	(22,000)	9.10	—	—	—	—

March 31, 2015	51,368	$18.39	785,000	$15.41	5,879,416	$2.30	35,076	$23.03

During the three months ended March 31, 2015, the Company recognized $762,000 (March 31, 2014 — $2,153,000) in compensation cost related to the above share-based compensation awards.

At March 31, 2015, there was $4,499,000 (December 31, 2014 — $3,041,000) of total unrecognized compensation costs relating to unvested share-based compensation awards which are expected to be recognized over a weighted average period of 18 months.

At March 31, 2015, there are 427,230 (December 31, 2014 — 578,598) remaining shares left for issuance under the Company’s Stock Incentive Plan (the “Plan”).

(a)	Restricted shares and phantom share units:

Class A common shares are issued on a one for one basis in exchange for the cancellation of vested restricted shares and phantom share units. The restricted shares generally vest over one year and the phantom share units generally vest over three years. During the three months ended March 31, 2015, the fair value of restricted shares vested was $992,000 (March 31, 2014 — $831,000).

As vested outstanding phantom share units are only exchanged for common shares upon written notice from the holder, the phantom share units that are exchanged for common shares may include units that vested in prior periods. At March 31, 2015, 607,000 (December 31, 2014 — 560,000) of the outstanding phantom share units were vested and available for exchange by the holder.

(b)	Other share-based awards:

During the three months ended March 31, 2015, the Company incurred $803,000 (March 31, 2014 — $1,538,000) in transaction fees that were capitalized to vessels of which $402,000 (March 31, 2014 — $769,000) are settled in Class A common shares.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2015 and 2014

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

10.	Share-based compensation (continued):

(b)	Other share-based awards (continued):

During the three months ended March 31, 2015, the Company incurred $1,661,000 (March 31, 2014 — nil) in arrangement fees that were primarily capitalized to deferred financing fees of which $831,000 (March 31, 2014 — nil) are settled in Class A common shares.

The Company also recognized $150,000 (March 31, 2014 — $150,000) in share-based compensation expenses related to the accrued portion of a performance based bonus that is expected to be settled in stock-based awards in future periods. The number of shares issued under each of these arrangements are based on volume weighted average share prices as defined in the underlying agreements.

11.	Supplemental cash flow information:

	Three months ended March 31,
	2015	2014
Interest paid	$23,436	$20,361
Interest received	309	81
Undrawn credit facility fee paid	947	981
Non-cash transactions:
Long-term debt for vessels under construction	77,625	62,020
Dividends on Series A preferred shares	—	3,395
Dividend reinvestment	17,066	14,675
Loan repayment for vessels under construction	—	10,600
Arrangement and transaction fees	925	1,637
Fair value of financial instruments	—	50,278
Capital contribution through loans to affiliate	3,333	—

12.	Commitments and contingencies:

(a)	At March 31, 2015, the minimum future revenues to be received on committed time charter party agreements and interest income from sales-type capital leases are approximately:

Remainder of 2015	$620,335
2016	834,141
2017	786,780
2018	771,564
2019	743,100
Thereafter	2,483,976

$6,239,896

The minimum future revenues are based on 100% utilization, relate to committed time charter party agreements currently in effect and assume no renewals or extensions.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2015 and 2014

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

12.	Commitments and contingencies (continued):

(b)	At March 31, 2015, based on the contractual delivery dates, the Company has outstanding commitments for installment payments for vessels under construction as follows:

Remainder of 2015	$508,809
2016	402,622

$911,431

(c)	At March 31, 2015, the commitment under operating leases for vessels is $410,165,000 for 2015 to 2025 and office space is $7,518,000 for 2015 to 2019. Total commitments under these leases are as follows:

Remainder of 2015	$31,088
2016	41,723
2017	42,275
2018	42,100
2019	41,854
Thereafter	218,643

$417,683

13.	Concentrations:

The Company’s revenue is derived from the following customers:

	Three months ended March 31,
	2015	2014
COSCON	$74,592	$74,657
CSCL Asia	30,770	31,454
Hapag Lloyd	26,887	18,392
MOL	24,085	14,084
K-Line	18,574	18,775
Other	13,639	10,621

	$188,547	$167,983

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2015 and 2014

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

14.	Financial instruments:

(a)	Fair value:

The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, loans to affiliate and accounts payable and accrued liabilities approximate their fair values because of their short term to maturity. As of March 31, 2015, the fair value of the Company’s revolving and term loan credit facilities is $2,995,222,000 (December 31, 2014 — $2,911,330,000) and the carrying value is $3,047,755,000 (December 31, 2014 — $3,037,419,000). As of March 31, 2015, the fair value of the Company’s other long-term liabilities, excluding deferred gains, is $364,203,000 (December 31, 2014 — $217,134,000) and the carrying value is $360,413,000 (December 31, 2014 — $214,458,000). The fair value of the revolving and term loan credit facilities and other long-term liabilities, excluding deferred gains, are estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. Therefore, the Company has categorized the fair value of these financial instruments as Level 3 in the fair value hierarchy.

As of March 31, 2015, the fair value of the Company’s senior unsecured notes is $347,484,000 (December 31, 2014 — $342,240,000) and the carrying value is $345,000,000 (December 31, 2014 – $345,000,000). The fair value of senior unsecured notes is calculated based on a quoted price that is readily and regularly available in an active market. Therefore, the Company has categorized the fair value of these financial instruments as Level 1 in the fair value hierarchy.

The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2015 and 2014

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

14.	Financial instruments (continued):

(b)	Interest rate derivative financial instruments:

As of March 31, 2015, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR	Notional amount as of March 31, 2015	Maximum notional amount(1)	Effective date	Ending date
5.6400%	$714,500	$714,500	August 31, 2007	August 31, 2017(2)
5.4200%	438,462	438,462	September 6, 2007	May 31, 2024
5.9450%	262,002	262,002	January 30, 2014	May 31, 2019
5.6000%	175,200	175,200	June 23, 2010	December 23, 2021(2)
5.0275%	111,000	111,000	May 31, 2007	September 30, 2015
5.5950%	99,500	99,500	August 28, 2009	August 28, 2020
5.2600%	99,500	99,500	July 3, 2006	February 26, 2021(2)
5.2000%	80,640	80,640	December 18, 2006	October 2, 2015
5.4975%	49,800	49,800	July 31, 2012	July 31, 2019
5.1700%	24,000	24,000	April 30, 2007	May 29, 2020
5.8700%	—	620,390	August 31, 2017	November 28, 2025

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional over the remaining term of the swap.
(2)	Prospectively de-designated as an accounting hedge in 2008.

In addition, the Company has entered into swaption agreements with a bank (Swaption Counterparty B) whereby Swaption Counterparty B has the option to require the Company to enter into interest rate swaps to pay LIBOR and receive a fixed rate of 1.183% and to pay 0.5% and receive LIBOR, respectively. The notional amounts of the underlying swaps are each $200,000,000 with an effective date of March 2, 2017 and an expiration date of March 2, 2027.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2015 and 2014

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

14.	Financial instruments (continued):

(c)	Foreign exchange derivative instruments:

The Company is exposed to market risk from foreign currency fluctuations. The Company has entered into foreign currency forward contracts to manage foreign currency fluctuations. At March 31, 2015, the notional amount of the foreign exchange forward contracts is $14,800,000 (December 31, 2014 — $14,200,000) and the fair value liability is $1,445,000 (December 31, 2014 — $638,000).

Included in short-term investments is $1,673,000 (December 31, 2014—$1,100,000) of restricted cash held as collateral for these foreign currency forward contracts.

(d)	Fair value of asset and liability derivatives:

The following provides information about the Company’s derivatives:

	March 31, 2015	December 31, 2014
Fair value of financial instruments asset	$33,239	$37,677
Fair value of financial instruments liability	402,742	395,443

The following provides information about the effect of the master netting agreement:

March 31, 2015	Gross amounts of recognized assets and liabilities	Amounts subject to master netting agreement	Net amount
Derivative assets	$33,239	$22,501	$10,738
Derivative liabilities	402,742	22,501	380,241

Net asset (liability)	$(369,503)	$—	$(369,503)

December 31, 2014	Gross amounts of recognized assets and liabilities	Amounts subject to master netting agreement	Net amount
Derivative assets	$37,677	$26,625	$11,052
Derivative liabilities	395,443	26,625	368,818

Net asset (liability)	$(357,766)	$—	$(357,766)

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2015 and 2014

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

14.	Financial instruments (continued):

(d)	Fair value of asset and liability derivatives (continued):

The following table provides information about losses included in net earnings and reclassified from accumulated other comprehensive loss (“AOCL”) into earnings:

	Three months ended March 31,
	2015	2014
Loss on derivatives recognized in net earnings:
Change in fair value of financial instruments	$(39,335)	$(36,343)
Loss reclassified from AOCL to net earnings(1):
Interest expense	(872)	(1,192)
Depreciation and amortization	(218)	(213)

(1)	The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive income until September 30, 2008 when these contracts were de-designated as accounting hedges. The amounts in accumulated other comprehensive income will be recognized in earnings when and where the previously hedged interest is recognized in earnings.

The estimated amount of AOCL expected to be reclassified to net earnings within the next twelve months is approximately $3,949,000.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2015 and 2014

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

15.	Subsequent events:

(a)	On April 1, 2015 and April 17, 2015, the Company accepted delivery of the YM Wish and YM Wellhead. Each of these 14000 TEU vessels are on charter to Yang Ming Marine Transport Corp under a ten-year fixed-rate time charter.

(b)	On April 10, 2015, the Company entered into a term loan facility for up to $195,000,000 to fund the construction of two 14000 TEU newbuilding containerships.

(c)	On April 13, 2015, the Company declared quarterly dividends of $0.59375, $0.496875 and $0.515625 per Series C, Series D and Series E preferred share, respectively. The dividends were paid on April 30, 2015 to all shareholders of record on April 29, 2015.

(d)	On April 13, 2015, the Company declared a quarterly dividend of $0.375 per common share. The dividend was paid on April 30, 2015 to all shareholders of record as of April 20, 2015.

(e)	On April 13, 2015, the Company entered into contracts with HHIC-PHIL INC. for the construction of five 11000 TEU newbuilding containerships for an aggregate purchase price of approximately $467,500,000. These five vessels are scheduled for delivery throughout 2017 and each vessel is on a 17-year charter with a leading operation, at the conclusion of which the operator will purchase each vessel at a pre-determined amount. Pursuant to its right of first refusal agreement with GCI, the Company retained three of the 11000 TEU newbuilding containerships and GCI acquired the remaining two vessels.

(f)	On April 22, 2015, the Company entered into a 364-day unsecured, revolving loan facility with various banks for up to $200,000,000 to be used to fund vessels under construction and for general corporate purposes.

(g)	On April 24, 2015, the Company entered into a term loan facility for up to $227,500,000 to fund the construction of one 14000 TEU newbuilding containership and two 10000 TEU newbuilding containerships.

(h)	On April 27, 2015, the Company entered into shipbuilding contracts with Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd. and Jiangsu New Yangzi Shipbuilding Co., Ltd. for the construction of two 10000 TEU newbuilding containerships for an aggregate purchase price of $186,000,000. These vessels are scheduled for delivery in 2017 and remain subject to allocation pursuant to the right of first refusal agreement with GCI.

ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

Overview

We are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. As of March 31, 2015, we operated a fleet of 78 containerships and have entered into contracts for the purchase of an additional 12 newbuilding containerships which have scheduled delivery dates through October 2016. Of our 12 newbuilding containerships, 11 will commence operation under long-term, fixed-rate charters upon delivery. We expect to enter into a long-term time charter contract for the remaining newbuilding containership in the near future. The average age of the 78 vessels in our operating fleet was approximately seven years as of March 31, 2015.

We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As of March 31, 2015, the charters on the 78 vessels in our operating fleet had an average remaining term of approximately five years, excluding the effect of charterers’ options to extend certain time charters.

Customers for our operating fleet as at March 31, 2015 were as follows:

Customers for Current Fleet
COSCON
CSCL Asia
HL USA
Hanjin
Hapag-Lloyd
K-Line
MSC
MOL
Norasia
OOCL

Customers for Additional 11 Vessel Deliveries Subject to Charter Contracts
Maersk
MOL
Yang Ming Marine

Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow. Please read “Our Fleet” for more information about our vessels and time charter contracts. Most of our customers’ containership business revenues are derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets in the United States and in Europe.

Significant Developments

Vessel Delivery

On March 31, 2015, we accepted delivery of one 10000 TEU containership, the MOL Beacon, expanding our operating fleet to 78 vessels. The MOL Beacon was constructed at Jiangsu Xinfu using our fuel-efficient SAVER design and commenced an eight-year, fixed-rate time charter with MOL on April 10, 2015.

Loan and Lease Facility Transactions

On March 11, 2015, we entered into financing arrangements with Asian special purpose companies to refinance three 4500 TEU containerships for total proceeds of $150.0 million.

On March 24, 2015, we entered into a term loan facility for $115.2 million to finance one 14000 TEU containership. The loan bears interest at LIBOR plus a margin. At March 31, 2015, this facility was fully drawn.

In 2014, we entered into lease financing arrangements with special purpose companies, or the SPCs, for a total of four 10000 TEU newbuilding vessels that are chartered to MOL. The lease financing arrangements provide gross financing proceeds of $110.0 million per vessel upon delivery of each vessel, or $440.0 million in total. Under the lease financing arrangements, we sold the vessels to the SPCs and leased the vessels back from the SPCs over an initial term of 8.5 years, with an option to purchase the vessels at the end of the lease term for a pre-determined fair value purchase price. If the purchase option is not exercised, the lease term will be automatically extended for an additional two years. These lease financing arrangements provide financing at market rates. In 2014, three of these vessels were delivered and financed. On March 31, 2015, we financed the purchase of the fourth vessel, the MOL Beacon, and received gross proceeds of $110.0 million.

Recent Developments

Vessel Deliveries

We accepted delivery of two 14000 TEU containerships, the YM Wish and YM Wellhead, on April 1 and April 17, 2015, respectively, expanding our operating fleet to 80 vessels. These two vessels were the first 14000 TEU containerships constructed at HHI using our fuel-efficient SAVER design and each commenced a 10-year, fixed-rate time charter with Yang Ming Marine on April 7 and April 22, 2015, respectively.

Dividends

On April 13, 2015, our board of directors declared the following cash dividends on our common and preferred shares for a total distribution of $50.2 million:

Security	Ticker	Dividend per Share	Period	Record Date	Payment Date
Class A common shares	SSW	$0.375	January 1, 2015 to March 31, 2015	April 20, 2015	April 30, 2015
Series C preferred shares	SSW PR C	$0.59375	January 30, 2015 to April 29, 2015	April 29, 2015	April 30, 2015
Series D preferred shares	SSW PR D	$0.496875	January 30, 2015 to April 29, 2015	April 29, 2015	April 30, 2015
Series E preferred shares	SSW PR E	$0.515625	January 30, 2015 to April 29, 2015	April 29, 2015	April 30, 2015

Financings

On April 10, 2015, we entered into a term loan facility for up to $195.0 million to finance two of our 14000 TEU containerships. The loan bears interest at LIBOR plus a margin.

On April 22, 2015, we entered into a 364-day unsecured, revolving loan facility with various banks for up to $200.0 million to be used to fund vessels under construction and for general corporate purposes. The facility bears interest at LIBOR plus a margin.

On April 24, 2015, we entered into a term loan facility for up to $227.5 million to finance one of our 14000 TEU newbuilding containerships and two of our 10000 TEU newbuilding containerships. The facility bears interest at LIBOR plus a margin.

Newbuilding Containership Order

On April 13, 2015, we entered into contracts with HHIC for the construction of five 11000 TEU newbuilding containerships for an aggregate purchase price of approximately $467.5 million. These five vessels are scheduled for delivery throughout 2017 and each vessel is on a 17-year charter with a leading operator, at the conclusion of which the operator will purchase each vessel at a pre-determined amount. Pursuant to our right of first refusal agreement with Greater China Intermodal Investments LLC, or GCI, we retained three of the 11000 TEU newbuilding containerships and GCI acquired the remaining two vessels.

On April 27, 2015, we entered into contracts with Jiangsu Xinfu and New Jiangsu for the construction of two 10000 TEU newbuilding containerships for an aggregate purchase price of approximately $186.0 million. These vessels are scheduled for delivery in 2017 and will be constructed using our fuel-efficient SAVER design. These vessels remain subject to allocation pursuant to our right of first refusal agreement with GCI.

Our Fleet

Our Current Fleet

The following table summarizes key facts regarding our 78 operating vessels as of March 31, 2015:

Vessel Name	Vessel Class (TEU)	Year Built	Charter Start Date	Charterer	Length of Charter	Daily Charter Rate
						(in thousands of USD)
COSCO Glory	13100	2011	6/10/11	COSCON	12 years	$55.0
COSCO Pride (1)	13100	2011	6/29/11	COSCON	12 years	55.0
COSCO Development	13100	2011	8/10/11	COSCON	12 years	55.0
COSCO Harmony	13100	2011	8/19/11	COSCON	12 years	55.0
COSCO Excellence	13100	2012	3/8/12	COSCON	12 years	55.0
COSCO Faith (1)	13100	2012	3/14/12	COSCON	12 years	55.0
COSCO Hope	13100	2012	4/19/12	COSCON	12 years	55.0
COSCO Fortune	13100	2012	4/29/12	COSCON	12 years	55.0
Hanjin Buddha	10000	2014	3/25/14	Hanjin	10 years + one 2-year option	43.0	(2)
Hanjin Namu	10000	2014	6/5/14	Hanjin	10 years + one 2-year option	43.0	(2)
Hanjin Tabul	10000	2014	7/2/14	Hanjin	10 years + one 2-year option	43.0	(2)
MOL Bravo(1)	10000	2014	7/18/14	MOL	8 years + one 2-year option	37.5	(3)
MOL Brightness(1)	10000	2014	10/31/14	MOL	8 years + one 2-year option	37.5	(3)
MOL Breeze(1)	10000	2014	11/14/14	MOL	8 years + one 2-year option	37.5	(3)
MOL Beacon(1)	10000	2015	—(4)	MOL	8 years + one 2-year option	37.5	(3)
CSCL Zeebrugge	9600	2007	3/15/07	CSCL Asia	12 years	34.5	(5)
CSCL Long Beach	9600	2007	7/6/07	CSCL Asia	12 years	34.5	(5)
CSCL Oceania	8500	2004	12/4/04	CSCL Asia	12 years + one 3-year option	29.8	(6)
CSCL Africa	8500	2005	1/24/05	CSCL Asia	12 years + one 3-year option	29.8	(6)
COSCO Japan	8500	2010	3/9/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Korea	8500	2010	4/5/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Philippines	8500	2010	4/24/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Malaysia	8500	2010	5/19/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Indonesia	8500	2010	7/5/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Thailand	8500	2010	10/20/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Prince Rupert	8500	2011	3/21/11	COSCON	12 years + three 1-year options	42.9	(7)

Vessel Name	Vessel Class (TEU)	Year Built	Charter Start Date	Charterer	Length of Charter	Daily Charter Rate
						(in thousands of USD)
COSCO Vietnam	8500	2011	4/21/11	COSCON	12 years + three 1-year options	42.9	(7)
MOL Emerald	5100	2009	4/30/09	MOL	12 years	28.9
MOL Eminence	5100	2009	8/31/09	MOL	12 years	28.9
MOL Emissary	5100	2009	11/20/09	MOL	12 years	28.9
MOL Empire	5100	2010	1/8/10	MOL	12 years	28.9
MSC Veronique	4800	1989	11/25/11	MSC	5 years	14.5	(8)
MSC Manu	4800	1988	11/15/11	MSC	5 years	14.5	(8)
MSC Leanne	4800	1989	10/19/11	MSC	5 years	14.5	(8)
MSC Carole	4800	1989	10/12/11	MSC	5 years	14.5	(8)
MOL Excellence	4600	2003	6/13/13	MOL	2 years + one 1-year option	Market rate	(9)
MOL Efficiency	4600	2003	7/4/13	MOL	2 years + one 1-year option	Market rate	(9)
Brotonne Bridge	4500	2010	10/25/10	K-Line	12 years + two 3-year options	34.3	(10)
Brevik Bridge	4500	2011	1/25/11	K-Line	12 years + two 3-year options	34.3	(10)
Bilbao Bridge	4500	2011	1/28/11	K-Line	12 years + two 3-year options	34.3	(10)
Berlin Bridge	4500	2011	5/9/11	K-Line	12 years + two 3-year options	34.3	(10)
Budapest Bridge	4500	2011	8/1/11	K-Line	12 years + two 3-year options	34.3	(10)
Seaspan Hamburg	4250	2001	11/3/13	Hapag-Lloyd	Up to 30 months + one 8 to 12 month option	Market rate	(9)
Seaspan Chiwan	4250	2001	12/29/13	Hapag-Lloyd	Up to 30 months + one 8 to 12 month option	Market rate	(9)
Seaspan Ningbo	4250	2002	9/7/13	Hapag-Lloyd	Up to 30 months + one 8 to 12 month option	Market rate	(9)
Seaspan Dalian	4250	2002	7/17/13	Hapag-Lloyd	Up to 30 months +one 6 to 12 month option	Market rate	(9)
Seaspan Felixstowe	4250	2002	7/24/13	Hapag-Lloyd	Up to 30 months + one 6 to 12 month option	Market rate	(9)
CSCL Vancouver	4250	2005	2/16/05	CSCL Asia	12 years	17.0
CSCL Sydney	4250	2005	4/19/05	CSCL Asia	12 years	17.0
CSCL New York	4250	2005	5/26/05	CSCL Asia	12 years	17.0
CSCL Melbourne	4250	2005	8/17/05	CSCL Asia	12 years	17.0
CSCL Brisbane	4250	2005	9/15/05	CSCL Asia	12 years	17.0
New Delhi Express	4250	2005	10/19/05	HL USA	3 years + seven 1-year extensions + two 1-year options (11)	18.0	(12)
Dubai Express	4250	2006	1/3/06	HL USA	3 years + seven 1-year extensions + two 1-year options (11)	18.0	(12)
Jakarta Express	4250	2006	2/21/06	HL USA	3 years + seven 1-year extensions + two 1-year options (11)	18.0	(12)
Saigon Express	4250	2006	4/6/06	HL USA	3 years + seven 1-year extensions + two 1-year options (11)	18.0	(12)
Lahore Express	4250	2006	7/11/06	HL USA	3 years + seven 1-year extensions + two 1-year options (11)	18.0	(12)
Rio Grande Express	4250	2006	10/20/06	HL USA	3 years + seven 1-year extensions + two 1-year options (11)	18.0	(12)
Santos Express	4250	2006	11/13/06	HL USA	3 years + seven 1-year extensions + two 1-year options (11)	18.0	(12)
Rio de Janeiro Express	4250	2007	3/28/07	HL USA	3 years + seven 1-year extensions + two 1-year options (11)	18.0	(12)
Manila Express	4250	2007	5/23/07	HL USA	3 years + seven 1-year extensions + two 1-year options (11)	18.0	(12)
CSAV Loncomilla	4250	2009	4/28/09	Norasia	7 years (13)	25.9
CSAV Lumaco	4250	2009	5/14/09	Norasia	7 years (13)	25.9
CSAV Lingue	4250	2010	5/17/10	Norasia	6 years (14)	25.9
Seaspan Lebu	4250	2010	6/7/10	Norasia	6 years (15)	25.9
Madinah (1)	4250	2009	11/20/14	OOCL	Up to 12 months	Market rate	(9)
COSCO Fuzhou	3500	2007	3/27/07	COSCON	12 years	19.0
COSCO Yingkou	3500	2007	7/5/07	COSCON	12 years	19.0
CSCL Panama	2500	2008	5/14/08	CSCL Asia	12 years	16.9	(16)
CSCL São Paulo	2500	2008	8/11/08	CSCL Asia	12 years	16.9	(16)
CSCL Montevideo	2500	2008	9/6/08	CSCL Asia	12 years	16.9	(16)
CSCL Lima	2500	2008	10/15/08	CSCL Asia	12 years	16.9	(16)
CSCL Santiago	2500	2008	11/8/08	CSCL Asia	12 years	16.9	(16)
CSCL San Jose	2500	2008	12/1/08	CSCL Asia	12 years	16.9	(16)
CSCL Callao	2500	2009	4/10/09	CSCL Asia	12 years	16.8	(16)
CSCL Manzanillo	2500	2009	9/21/09	CSCL Asia	12 years	16.8	(16)
Guayaquil Bridge	2500	2010	3/8/10	K-Line	10 years	17.9
Calicanto Bridge	2500	2010	5/30/10	K-Line	10 years	17.9

(1)	This vessel is leased pursuant to a lease agreement, which we used to finance the acquisition of the vessel.

(2)	Hanjin has an initial charter of 10 years with a charter rate of $43,000 per day for the initial term and $44,500 per day during the two-year option.
(3)	MOL has an initial charter of eight years with a charter rate of $37,500 per day for the initial term and $43,000 per day during the two-year option.
(4)	This vessel commenced its initial eight year time charter with MOL on April 10, 2015.
(5)	CSCL Asia has a charter of 12 years with a charter rate of $34,000 per day for the first six years, increasing to $34,500 per day for the second six years.
(6)	CSCL Asia has an initial charter of 12 years with a charter rate of $29,500 per day for the first six years, $29,800 per day for the second six years, and $30,000 per day during the three-year option.
(7)	COSCON has an initial charter of 12 years with a charter rate of $42,900 per day for the initial term and $43,400 per day for the three one-year options.
(8)	MSC has a bareboat charter of five years with a charter rate of $10,000 per day for the first two years, increasing to $14,500 per day after two years. MSC has agreed to purchase the vessels for $5.0 million each at the end of the five-year bareboat charter terms. In addition, we pay a 1.25% commission to a broker on all bareboat charter payments for these charters.
(9)	Given that the term of the charter is less than three years (excluding any charterers’ option to extend the term), the vessel is being chartered at current market rates.
(10)	K-Line has an initial charter of 12 years with a charter rate of $34,250 per day for the first six years, increasing to $34,500 per day for the second six years, $37,500 per day for the first three-year option period and $42,500 per day for the second three-year option period.
(11)	For these charters, the initial term was three years, which automatically extends for up to an additional seven years in successive one-year extensions unless HL USA elects to terminate the charters with two years’ prior written notice. HL USA would have been required to pay a fee of approximately $8.0 million to terminate a charter at the end of the initial term. The termination fee declines by $1.0 million per year per vessel in years four through nine. The initial terms of the charters for these vessels have expired, and these charters have been automatically extended pursuant to their terms.
(12)	HL USA had an initial charter of three years that automatically extends for up to an additional seven years in successive one-year extensions unless HL USA elects to terminate the charters with two years’ prior written notice, with a charter rate of $18,000 per day for the first one-year option remaining, increasing to $18,500 per day for the second one-year option remaining.
(13)	The term of this time charter has been extended to April 2016.
(14)	The term of this time charter was shortened by approximately one year. On April 1, 2015, the vessel commenced a time charter with Norasia at market rates for a term of up to 45 days.
(15)	The term of this time charter was shortened by approximately one year. On April 8, 2015, the vessel commenced a time charter with Hapag-Lloyd at market rates for a term of up to one year. The vessel was also renamed Seaspan Lebu.
(16)	CSCL Asia has a charter of 12 years with a charter rate of $16,750 per day for the first six years, increasing to $16,900 per day for the second six years.

New Vessel Contracts

Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow.

As of March 31, 2015, we had contracted to purchase 12 newbuilding containerships which have scheduled delivery dates through October 2016. These vessels consist of the following:

Vessel	Vessel Class (TEU)	Length of Time Charter (1)	Charterer	Scheduled Delivery Date	Shipbuilder
Hull No. 2638	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2640	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2642	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2643	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2645	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2647	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 1105	10000	5 years + two one-year options	Maersk	2015	New Jiangsu and Jiangsu Xinfu
Hull No. 1106	10000	8 years + one 2-year option	MOL	2016	New Jiangsu and Jiangsu Xinfu
Hull No. 1120	10000	5 years + two one-year options	Maersk	2016	New Jiangsu and Jiangsu Xinfu

Vessel	Vessel Class (TEU)	Length of Time Charter (1)	Charterer	Scheduled Delivery Date	Shipbuilder
Hull No. 1122	10000	— (2)	— (2)	2016	New Jiangsu and Jiangsu Xinfu
Hull No. 1037	14000	10 years + one 2-year option	Yang Ming Marine	2016	CSBC
Hull No. 1039	14000	10 years + one 2-year option	Yang Ming Marine	2016	CSBC

(1)	Each charter is scheduled to begin upon delivery of the vessel to the charterer.
(2)	We expect to enter into a long-term charter for this vessel in the near future.

The following table indicates the estimated number of owned, leased and managed vessels in our fleet based on scheduled delivery dates as of March 31, 2015:

	Quarter Ended	Scheduled for the Year Ended December 31,
	March 31, 2015	2015	2016	2017
Owned and leased vessels, beginning of year	77	77	85	90
Deliveries	1	8	5	—

Total, end of period	78	85	90	90
Managed vessels, beginning of year	5	5	15	20
Deliveries	2	10	5	1

Total, end of period	7	15	20	21
Total Fleet	85	100	110	111
Total Capacity (TEU)	543,500	733,500	853,500	863,500

Quarter Ended March 31, 2015 Compared with Quarter Ended March 31, 2014

The following is a discussion of our financial condition and results of operations for the quarters ended March 31, 2015 and 2014. The following provides information about our fleet as of March 31, 2015, and excludes vessels that are managed for third parties, unless otherwise indicated:

Number of vessels in operation	78
Average age of fleet	7 years
TEU capacity	484,300
Average remaining initial term on outstanding charters	5 years

At the beginning of 2015, we had 77 vessels in operation. We accepted delivery of one newbuilding vessel during the quarter March 31, 2015, bringing our fleet to a total of 78 vessels in operation as at March 31, 2015. Revenue from time charters is determined primarily by the number of operating days, and ship operating expense is determined primarily by the number of ownership days.

	Quarter Ended March 31,		Increase
	2015	2014	Days	%
Operating days	6,500	5,969	531	8.9%
Ownership days	6,570	6,037	533	8.8%

Our vessel utilization for the quarter ended March 31, 2015 and 2014 is as follows:

	First Quarter
	2015	2014
Vessel Utilization:
Ownership Days	6,570	6,037
Less Off-hire Days:
Scheduled 5-Year Survey	(49)	(10)
Unscheduled Off-hire(1)	(21)	(58)

Operating Days	6,500	5,969

Vessel Utilization	98.9%	98.9%

(1)	Unscheduled off-hire includes days related to vessels off-charter.

Our consolidated financial results for the quarter ended March 31, 2015 and 2014 are summarized below:

Financial Summary (in millions of USD)	Quarter Ended March 31,		Change
	2015	2014	$	%
Revenue	$188.5	$168.0	$20.6	12.2%
Ship operating expense	44.6	41.3	3.3	8.1%
Depreciation and amortization expense	46.6	43.7	2.9	6.6%
General and administrative expense	6.8	8.0	(1.2)	(15.5%)
Operating lease expense	6.2	1.1	5.0	457.8%
Interest expense	21.9	17.6	4.3	24.5%
Amortization of deferred charges	3.1	2.0	1.1	54.8%
Refinancing expenses	1.2	—	1.2	100.0%
Change in fair value of financial instruments	39.3	36.3	3.0	8.2%

Revenue

Revenue increased by 12.2% to $188.5 million for the quarter ended March 31, 2015, over the same period for 2014. The increase was primarily due the delivery of six 10000 TEU vessels in 2014, partially offset by an increase in scheduled off-hire.

The increase in operating days and the related financial impact thereof for the quarter ended March 31, 2015 relative to the corresponding periods in 2014, are attributable to the following:

	Quarter Ended March 31, 2015
	Operating Days Impact	$ Impact (in millions of USD)
Full period contribution for 2014 vessel deliveries	533	$21.5
Change in daily charter hire rate and re-charters	—	0.1
Scheduled off-hire	(39)	(0.7)
Unscheduled off-hire	37	—
Other	—	(0.3)

Total	531	$20.6

Vessel utilization for the quarter ended March 31, 2015 was consistent at 98.9% with the same period in 2014 because the 37-day decrease in unscheduled off-hire was offset by a 39-day increase in scheduled off-hire. In the first quarter of 2015, there were 21 days of unscheduled off-hire, which included three off-charter days, compared to 58 days of unscheduled off-hire, which included 51 off-charter days, in the same period of 2014. During the first quarter of 2015, we completed four scheduled dry-dockings that resulted in 49 days of scheduled off-hire, compared to one scheduled dry-docking that resulted in 10 days of scheduled off-hire in the same period of 2014.

We completed dry-dockings for the following four vessels during the quarter ended March 31, 2015:

Vessel
CSCL Vancouver
CSCL Sydney
Seaspan Lebu(1)
Guayaquil Bridge

(1)	Previously, the CSAV Lebu.

During the remainder of 2015, we expect 17 vessels to undergo their scheduled dry-docking.

Our cumulative vessel utilization since our initial public offering in August 2005 through March 31, 2015 was approximately 99.0% or 99.3% if the impact of off-charter days is excluded.

Ship Operating Expense

Ship operating expense increased by 8.1% to $44.6 million for the quarter ended March 31, 2015, compared to the same period in 2014.

The increase in ship operating expenses was primarily due to an 8.8% increase in ownership days for the quarter ended March 31, 2015, due to the delivery of six 10000 TEU vessels in 2014. We expect ship operating expense to increase as our fleet expands and ages and as the average size of our vessels increases.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by 6.6% to $46.6 million for the quarter ended March 31, 2015, compared to the same period in 2014, primarily due to the increase in the size of our fleet from the vessels delivered in 2014.

General and Administrative Expense

General and administrative expense decreased by 15.5% to $6.8 million for the quarter ended March 31, 2015, compared to the same period in 2014. The decrease was primarily due to a reduction in non-cash stock based compensation expense of $1.6 million, which related to certain grants of share appreciation rights that were fully expensed by December 31, 2014.

Operating Lease Expense

Operating lease expense increased to $6.2 million for the quarter ended March 31, 2015 from $1.1 million in the same period of 2014. The increase was due to the purchase of four 10000 TEU vessels that were financed through new lease financing arrangements. Under these lease financing arrangements, we sold the vessels to the SPCs and are leasing the vessels back over an initial term of approximately 8.5 years, with an option to purchase the vessels at the end of the lease term for a pre-determined fair value purchase price. If the purchase option is not exercised, the lease term will be automatically extended for an additional two years. The sale of these four vessels resulted in a deferred gain of $77.9 million that is being recorded as a reduction of operating lease expense over 10.5 years, representing the initial lease term of 8.5 years plus the two year extension. These new lease financing arrangements are in addition to the Madinah, which we sold to a U.S. bank on June 27, 2012, and since that date we have been leasing the vessel back over a nine-year term.

Interest Expense

The following table summarizes our borrowings:

(in millions of USD)	March 31,		Change
	2015	2014	$	%
Long-term debt	$3,392.8	$3,016.0	$376.8	12.5%
Other long-term liabilities, excluding deferred gains	360.4	601.4	(241.0)	(40.1%)

Total borrowings	3,753.2	3,617.4	135.8	3.8%
Less: Vessels under construction	(335.9)	(359.1)	23.2	(6.5%)

Operating borrowings	$3,417.3	$3,258.3	$159.0	4.9%

Interest expense is comprised primarily of interest incurred on long-term debt and other long-term liabilities, excluding deferred gains, relating to operating vessels at either the variable rate calculated by reference to LIBOR plus the applicable margin or at fixed rates. Interest expense also includes a non-cash reclassification of amounts from accumulated other comprehensive loss related to previously designated hedging relationships. Interest incurred on long-term debt and other long-term liabilities for our vessels under construction is capitalized to the cost of the respective vessels under construction.

Interest expense increased by $4.3 million in the first quarter of 2015, compared to the same period in 2014, primarily due to an increase in operating borrowings and the cost of borrowings. The increase in operating borrowings primarily relates to the vessels delivered in 2014. The increase in the cost of borrowings was primarily due to our fixed-rate senior unsecured notes that were issued in April 2014, or our Notes, which have a higher interest rate than our other borrowings. These increases were partially offset by the repayment of a fixed-rate term loan in the second quarter of 2014 with a higher interest rate relative to our other borrowings and the termination of the lease financing structure related to the five 4500 TEU vessels which were refinanced in December 2014 and March 2015.

Although we have entered into fixed interest rate swaps for much of our variable rate debt, the difference between the variable interest rate and the swapped fixed-rate on operating debt is recorded in our change in fair value of financial instruments rather than in interest expense.

Amortization of Deferred Charges

During the quarter ended March 31, 2015, amortization of deferred charges relating to our financing fees increased to $3.1 million, from $2.0 million in the same period of 2014, primarily due to amortization of financing fees associated with new facilities entered in 2014. Financing fees on credit facilities and leases are deferred and amortized using the effective interest rate method over the term of the facility based on amounts available under the facility or over the term of the underlying obligation. To the extent that the amortization of the deferred financing fees related to our operating credit facilities, the amortization is expensed while the amortization of the deferred financing fees relating to our construction facilities is capitalized to the related vessels under construction.

Refinancing Expenses

Refinancing expenses increased by $1.2 million for the quarter ended March 31, 2015, compared to the same period in 2014, due to the termination of a financing arrangement resulting in a write-off of the related deferred financing fees.

Change in Fair Value of Financial Instruments

The change in fair value of financial instruments resulted in a loss of $39.3 million for the quarter ended March 31, 2015, compared to a loss of $36.3 million for the same period in 2014. The change in fair value for each of the quarters ended March 31, 2015 and 2014, was primarily due to decreases in the forward LIBOR curve and the passage of time. In addition, in the first quarter of 2014 there was an early termination of one of our swaps in connection with the refinancing of our $1.0 billion credit facility that resulted in a loss of $4.5 million.

The fair value of interest rate swap and swaption agreements is subject to change based on our company-specific credit risk and that of the counterparty included in the discount factor and the interest rate implied by the current swap curve, including its relative steepness. In determining the fair value, these factors are based on current information available to us. These factors are expected to change through the life of the instruments, causing the fair value to fluctuate significantly due to the large notional amounts and long-term nature of our derivative instruments. As these factors may change, the fair value of the instruments is an estimate and may deviate significantly from the actual cash settlements realized over the term of the instruments. Our valuation techniques have not changed and remain consistent with those followed by other valuation practitioners.

The fair value of our interest rate swaps is most significantly impacted by changes in the yield curve. Based on the current notional amount and tenor of our interest rate swap portfolio, a one percent parallel shift in the overall yield curve would be expected to result in a change in the fair value of our interest rate swaps and swaptions of approximately $90.0 million. Actual changes in the yield curve are not expected to occur equally at all points and changes to the curve may be isolated to periods of time. This steepening or flattening of the yield curve may result in greater or lesser changes to the fair value of our financial instruments in a particular period than would occur had the entire yield curve changed equally at all points.

The fair value of our interest rate swaps is also impacted by changes in our company-specific credit risk included in the discount factor. We discount our derivative instruments with reference to publicly-traded bond yields for our comparator group in the shipping industry and composite Bloomberg industry yield curves. Based on the current notional amount and tenor of our swap portfolio, a one percent change in the discount factor is expected to result in a change in the fair value of our interest rate swaps and swaptions of approximately $11.0 million.

All of our interest rate swap agreements and our swaption agreements were marked-to-market with all changes in the fair value of these instruments recorded in “Change in fair value of financial instruments” in the Statement of Operations.

Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our 2014 Annual Report for additional information.

Liquidity and Capital Resources

Liquidity

At March 31, 2015, our cash and cash equivalents and short-term investments totaled $346.3 million. Our primary short-term liquidity needs are to fund our operating expenses, debt repayments, lease payments, payment of our quarterly dividends and the purchase of the containerships we have contracted to build. Our medium-term liquidity needs primarily relate to the purchase of the containerships we have contracted to build, debt repayments, lease payments, open market repurchases of common shares and the potential redemption of our Series C preferred shares. The Series C preferred shares carry an annual dividend rate of 9.5% per $25 of liquidation preference per share, which is subject to increase if, among other things, we do not redeem the shares in whole by January 30, 2017. The Series C preferred shares are redeemable by us at any time on or after January 30, 2016. Our long-term liquidity needs primarily relate to potential future vessel acquisitions, debt repayments and lease payments, open market repurchases of common shares, the future potential redemption of our Series D and Series E preferred shares and our Notes. The Series D preferred shares carry an annual dividend rate of 7.95% per $25 of liquidation preference per share and the Series D preferred shares are redeemable by us at any time on or after January 30, 2018. The Series E preferred shares carry an annual dividend rate of 8.25% per $25 of liquidation preference per share and the Series E preferred shares are redeemable by us at any time on or after February 13, 2019.

We anticipate that our primary sources of funds for our short and medium-term liquidity needs will be our committed credit facilities, new credit facilities, new lease facilities, additional equity offerings as well as our cash from operations, while our long-term sources of funds will be from cash from operations and debt or equity financings. As of March 31, 2015, the estimated remaining installments on the 12 vessels we had contracted to purchase was approximately $0.9 billion, which we expect to fund primarily from our existing and future credit facilities, future lease facilities, cash from operations and proceeds from preferred share offerings. Future debt or equity issuances may be considered for growth.

The following table summarizes our long-term debt and lease obligations as of March 31, 2015:

	Amount Outstanding(1)	Amount Committed	Amount Available
	(in millions of USD)	(in millions of USD)	(in millions of USD)
Long-Term Debt
Revolving credit facilities(2)	$1,232.1	$1,237.1	$5.0
Term loan credit facilities	1,815.7	2,068.7	253.0
Senior unsecured notes	345.0	345.0	—

Total Long-Term Debt	3,392.8	3,650.8	258.0

Lease Facilities
COSCO Faith – 13100 TEU vessel (non-recourse to Seaspan Corporation)	89.2	89.2	—
COSCO Pride – 13100 TEU vessel (non-recourse to Seaspan Corporation)	121.6	121.6	—
Leases for three 4500 TEU vessels	149.6	149.6	—

Total Lease Facilities	360.4	360.4	—

Total Long-Term Debt and Lease Facilities(3)	$3,753.2	$4,011.2	$258.0

(1)	Includes amounts owed by wholly-owned subsidiaries of Seaspan Corporation which are non-recourse to Seaspan Corporation.
(2)	Includes a $5.0 million line of credit which was undrawn as at March 31, 2015.
(3)	As at March 31, 2015, our operating borrowings were $3.4 billion (December 31, 2014 — $3.3 billion). The remaining amount of our borrowings related to the construction of newbuilding vessels.

Our Credit Facilities

We primarily use our credit facilities to finance the construction and acquisition of vessels. As of March 31, 2015, our credit facilities are, or will be upon vessel delivery, secured by first-priority mortgages granted on 70 of our vessels, together with other related security, such as assignments of shipbuilding contracts and refund guarantees for the vessels, assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels.

As of March 31, 2015, our revolving credit facilities, term loans and our Notes provided for borrowings of up to approximately $3.7 billion, of which approximately $3.4 billion was outstanding and $258.0 million was available to be drawn by us. Interest payments on the revolving credit facilities are based on LIBOR plus margins, which ranged between 0.5% and 1.3% as of March 31, 2015. We may prepay certain loans under our revolving credit facilities without penalty, other than breakage costs and opportunity costs in certain circumstances. We are required to prepay a portion of the outstanding loans under certain circumstances, such as the sale or loss of a vessel where we do not substitute another appropriate vessel. Amounts prepaid in accordance with these provisions may be re-borrowed, subject to certain conditions.

Interest payments on our term loans, excluding one term loan of $4.5 million, are based on either LIBOR plus margins, which ranged between 0.4% and 4.8% as of March 31, 2015 or, for a portion of one of our term loans, the commercial interest reference rate of KEXIM plus a margin, which was 0.65% as of March 31, 2015. We may prepay all term loans without penalty, other than breakage costs in certain circumstances and in one case a prepayment fee under certain circumstances. We are required to prepay a portion of the outstanding loans under certain circumstances, including the sale or loss of a vessel if we do not substitute another appropriate vessel. Amounts prepaid in accordance with these provisions may not be re-borrowed.

Our Notes

Our Notes mature on April 30, 2019 and bear interest at a fixed rate of 6.375% per year, payable quarterly in arrears. In the event of certain changes in withholding taxes, at our option, we may redeem our Notes in whole, but not in part, at a redemption price equal to 100% of the outstanding principal amount, plus accrued and unpaid interest, if any.

Our Lease Facilities

We use our lease facilities to finance the construction and acquisition of vessels. Our lease facilities, which do not include our operating leases, are provided by bank financial leasing owners who own our five leased vessels. These banks are also granted other related security, such as assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels.

On March 11, 2015, we entered into financing arrangements with Asian special purpose companies to refinance three 4500 TEU containerships for total proceeds of $150.0 million.

At March 31, 2015, we had lease obligations of approximately $360.4 million. Under our lease agreements, subject to payment of a termination fee in certain circumstances, we may voluntarily terminate a lease agreement. We are also required to prepay rental amounts, broken funding costs and other costs to the lessor in certain circumstances.

For additional information about our credit and lease facilities, including, among other things, a description of certain related covenants, please read “Item 5. Operating and Financial Review and Prospects—C. Liquidity and Capital Resources” in our 2014 Annual Report.

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

(in thousands of USD)	Quarter Ended March 31,
	2015	2014
Net cash flows from operating activities	$64,369	$75,060
Net cash flows from (used) in financing activities	155,630	(192,863)
Net cash flows used in investing activities	(78,393)	(71,227)

Operating Cash Flows

Net cash flows from operating activities were $64.4 million for the quarter ended March 31, 2015, a decrease of $10.7 million compared to the same period of 2014. The decrease in net cash flows from operating activities for the quarter ended March 31, 2015, compared to the same period of 2014, was primarily due to a decrease in cash related to working capital of $26.7 million, partially offset by an increase in net earnings, excluding non-cash items, of $16.0 million. The decrease in cash related to working capital resulted primarily from the non-cash timing differences, which are in the normal course of our operations. The increase in net earnings, excluding non-cash items, was primarily due to an increase in revenue and interest income, partially offset by an increase in ship operating expense, operating lease expenses and interest expense. For further discussion of changes in revenue and expenses, please read “— Quarter ended March 31, 2015 Compared with Quarter Ended March 31, 2014”.

Financing Cash Flows

Net cash flows from financing activities were $155.6 million for the quarter ended March 31, 2015, an increase in cash from financing of $348.5 million, compared to the same period of 2014. The increase in cash from financing activities for the quarter ended March 31, 2015, compared to the cash used in the same period of 2014, was primarily due to lower repayments on credit facilities of $522.8 million, gross proceeds of $110.0 million received on the sale leaseback of the MOL Beacon and proceeds of $150.0 million from refinancing three 4500 TEU containerships. These increases in cash from financing activities were partially offset by lower draws on credit facilities of $302.4 million and a reduction in proceeds from preferred share offerings of $130.4 million as there was no preferred equity offering completed during the first quarter of 2015. In addition, dividend payments increased on our common and preferred shares. Dividends on our common shares increased by $2.0 million due to an increase in our common share dividend from $0.3125 per share to $0.345 per share. We also paid $2.9 million more in preferred share dividends, primarily due to the issuance of 5.4 million Series E preferred shares in February 2014.

Investing Cash Flows

Net cash flows used in investing activities were $78.4 million for the quarter ended March 31, 2015, an increase in cash used of $7.2 million, compared to the same period of 2014. The increase in cash used for the quarter ended March 31, 2015 was primarily due to an increase of $5.1 million loaned to GCI, net of repayments, and an increase of $11.7 million in net purchases of short-term investments, partially offset by a decrease of $9.5 million in cash used for vessel expenditures.

Ongoing Capital Expenditures and Dividends

Ongoing Capital Expenditures

The average age of the vessels in our operating fleet is approximately seven years. Capital expenditures primarily relate to our regularly scheduled dry-dockings. During the quarter ended March 31, 2015 and 2014 we completed four and one dry-dockings, respectively. During the quarter ended March 31, 2015, two vessels completed their five-year dry-docking and two vessels completed their 10-year dry-docking. For the remainder of 2015, we expect 10 vessels to undergo their five-year dry-docking, and 7 vessels to undergo their 10-year or end of charter dry-docking.

We must make substantial capital expenditures over the long-term to preserve our capital base, which is comprised of our net assets, in order to continue to refinance our indebtedness and to maintain our dividends. We will likely need to retain additional funds at some time in the future to provide reasonable assurance of maintaining our capital base over the long-term. We believe it is not possible to determine now, with any reasonable degree of certainty, how much of our operating cash flow we should retain in our business and when it should be retained to preserve our capital base. Factors that will impact our decisions regarding the amount of funds to be retained in our business to preserve our capital base, include the following:

•	the remaining lives of our vessels;

•	the returns that we generate on our retained cash flow, which will depend on the economic terms of any future acquisitions and charters, which are currently unknown;

•	future market charter rates for our vessels, particularly when they come off charter, which are currently unknown;

•	our future operating and interest costs;

•	future operating and financing costs are unknown and we use forward currency contracts and interest rate swaps to manage certain currency and interest rate risks;

•	our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time;

•	capital expenditures to comply with environmental regulations; and

•	unanticipated future events and other contingencies.

Please read “Item 3. Key Information – D. Risk Factors” in our 2014 Annual Report for factors that may affect our future capital expenditures and results.

Dividends

The following table reflects dividends paid or accrued by us for the periods indicated:

	Quarter Ended March 31,
(in thousands of USD, except per share amounts)	2015	2014
Dividends on Class A common shares
Declared, per share	$0.3750	$0.3125
Paid in cash	16,311	14,318
Reinvested in common shares through a dividend reinvestment plan	17,066	14,675

	$33,377	$28,993

Dividends on preferred shares
Series A, accrued (1)	$—	$3,395

Series C, paid in cash	$8,114	$8,114

Series D, paid in cash	$2,537	$2,426

Series E, paid in cash	$2,784	$—

(1)	On January 30, 2014, our Series A preferred shares automatically converted into a total of 23,177,175 Class A common shares.

On April 13, 2015, our board of directors declared the following cash dividends on our common and preferred shares:

Security	Ticker	Dividend per Share	Period	Record Date	Payment Date
Class A common shares	SSW	$0.375	January 1, 2015 to March 31, 2015	April 20, 2015	April 30, 2015
Series C preferred shares	SSW PR C	$0.59375	January 30, 2015 to April 29, 2015	April 29, 2015	April 30, 2015
Series D preferred shares	SSW PR D	$0.496875	January 30, 2015 to April 29, 2015	April 29, 2015	April 30, 2015
Series E preferred shares	SSW PR E	$0.515625	January 30, 2015 to April 29, 2015	April 29, 2015	April 30, 2015

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. Our estimates affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more information about our critical accounting estimates, please read “Item 5. Operating and Financial Review and Prospects—D. Critical Accounting Policies and Estimates” in our 2014 Annual Report.

Recent Accounting Developments

In April 2015, the Financial Accounting Standards Board, or the FASB, issued Accounting Standards Update, or ASU, 2015-03, Simplifying the Presentation of Debt Issuance Costs, as part of its simplification initiative. ASU 2015-03 changes the presentation of debt issuance costs in financial statements such that an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense. ASU 2015-03 is effective for fiscal years beginning after December 15, 2015, and interim periods within fiscal years beginning after December 15, 2016. We are currently evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

In April 2015, the FASB voted to propose a deferral of the effective date of the new revenue standard, ASU 2014-09, “Revenue from Contracts with Customers”, by one year. The new guidance would be effective for fiscal years beginning after December 15, 2017 instead of December 15, 2016. Entities are permitted to adopt the new standard in accordance with the original effective date if they choose. We are currently evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, “Consolidation – Amendments to the Consolidation Analysis”. ASU 2015-02 changes the evaluation of whether limited partnerships, and similar legal entities, are variable interest entities, or VIEs, and eliminates the presumption that a general partner should consolidate a limited partnership that is a voting interest entity. The new guidance also alters the analysis for determining when fees paid to a decision maker or service provider represent a variable interest in a VIE and how interests of related parties affect the primary beneficiary determination. ASU 2015-02 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2015. The new standard allows early adoption, including early adoption in an interim period. We are currently evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

Off-Balance Sheet Arrangements

At March 31, 2015, we had no off-balance sheet arrangements.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarter ended March 31, 2015, contains certain “forward-looking statements” (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “will”, “may”, “potential”, “should” and similar expressions are forward-looking statements. These forward-looking statements represent our estimates and assumptions only at the date of this Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Report. These statements include, but are not limited to:

•	future operating or financial results;

•	future growth prospects;

•	our business strategy and other plans and objectives for future operations;

•	our expectations relating to dividend payments and our ability to make such payments;

•	future dividends, including the amount and timing of payment thereof for the remaining three quarters of 2015;

•	potential acquisitions, vessel financing arrangements and other investments, and our expected benefits from such transactions, including any acquisition or construction opportunities, vessel financing arrangements and related benefits relating to our venture with GCI;

•	the allocation of vessels pursuant to our right of first refusal agreement with GCI;

•	future time charters and vessel deliveries;

•	estimated future capital expenditures needed to preserve our capital base, our expectations regarding future dry-docking and operating expenses, including ship operating expense and general and administrative expenses;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, the delivery dates of new vessels, the commencement of service of new vessels under long-term time charter contracts and the useful lives of our vessels;

•	our expectations as to any impairment of our vessels; and

•	the future valuation of goodwill.

Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenue, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to:

•	operating expenses, availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to borrow funds under our credit facilities, to refinance our existing facilities and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our continued ability to maintain, enter into or renew primarily long-term, fixed-rate time charters with our existing customers or new customers, including one of our 10000 TEU newbuilding containerships;

•	the potential for early termination of long-term contracts and our potential inability to enter into, renew or replace long-term contracts;

•	conditions in the public equity market and the price of our shares;

•	our ability to leverage to our advantage our relationships and reputation in the containership industry;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;

•	the financial condition of our shipbuilders, customers, lenders, refund guarantors and other counterparties and their ability to perform their obligations under their agreements with us;

•	the economic downturn and crisis in the global financial markets and potential negative effects of any recurrence of such disruptions on our customers’ ability to charter our vessels and pay for our services;

•	taxation of our company and of distributions to our shareholders;

•	our exemption from tax on our U.S. source international transportation income;

•	potential liability from future litigation; and

•	other factors detailed in this Report and from time to time in our periodic reports.

Forward-looking statements in this Report are estimates reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including, but not limited to, those set forth in “Item 3. Key Information—D. Risk Factors” in our 2014 Annual Report.

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our securities. You should carefully review and consider the various disclosures included in this Report and in our other filings made with the SEC that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign currency fluctuations. We use interest rate swaps to manage interest rate price risks and we have entered into foreign currency forward contracts to manage foreign currency fluctuations. We do not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

As of March 31, 2015, our variable-rate credit facilities totaled $2.9 billion, of which we had entered into interest rate swap and swaption agreements to fix the rates on a notional principal amount of $2.1 billion. These interest rate swaps and swaptions have a fair value of $33.2 million in our favor and $401.3 million in the counterparties’ favor.

The tables below provide information about our financial instruments at March 31, 2015 that are sensitive to changes in interest rates. In addition to the disclosures in this interim report, please read notes 10 and 11 to our consolidated financial statements included in our 2014 Annual Report, which provide additional information with respect to our existing credit and lease facilities.

	Principal Payment Dates
(in thousands of USD)	Remainder of 2015	2016	2017	2018	2019	Thereafter
Credit Facilities:
Bearing interest at variable interest rates(1)	$245,510	$202,338	$262,978	$207,573	$551,533	$1,459,911
Lease Facilities:
Bearing interest at variable interest rates(2)	$9,283	$15,419	$16,408	$17,484	$18,587	$133,678
Operating Leases:
Bearing interest at variable interest rates(3)	$29,351	$39,630	$40,231	$40,839	$41,472	$218,642

(1)	Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates. We have entered into interest rate swap agreements under certain of our credit facilities to swap the variable interest rates for fixed interest rates. For the purposes of this table, principal payments are determined based on contractual repayments in commitment reduction schedules for each related facility.
(2)	Represents payments, excluding amounts representing interest payments, on amounts drawn on our lease facilities that bear interest at variable rates.
(3)	Represents payments under our operating leases for certain vessels that we have entered into sale-leaseback transactions where the lease term commenced upon delivery of the vessels. These operating leases include interest payments based on variable rates.

As of March 31, 2015, we had the following interest rate swaps outstanding:

Fixed Per Annum Rate Swapped for LIBOR	Notional Amount as of March 31, 2015 (in thousands of USD)	Maximum Notional Amount(1) (in thousands of USD)	Effective Date	Ending Date
5.6400%	$714,500	$714,500	August 31, 2007	August 31, 2017	(2)
5.4200%	438,462	438,462	September 6, 2007	May 31, 2024
5.9450%	262,002	262,002	January 30, 2014	May 31, 2019
5.6000%	175,200	175,200	June 23, 2010	December 23, 2021	(2)
5.0275%	111,000	111,000	May 31, 2007	September 30, 2015
5.5950%	99,500	99,500	August 28, 2009	August 28, 2020
5.2600%	99,500	99,500	July 3, 2006	February 26, 2021
5.2000%	80,640	80,640	December 18, 2006	October 2, 2015
5.4975%	49,800	49,800	July 31, 2012	July 31, 2019
5.1700%	24,000	24,000	April 30, 2007	May 29, 2020
5.8700%	—	620,390	August 31, 2017	November 28, 2025

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(2)	Prospectively de-designated as an accounting hedge in 2008.

In addition, we have entered into swaption agreements with a bank, or Swaption Counterparty B, whereby Swaption Counterparty B has the option to require us to enter into interest rate swaps to pay LIBOR and receive a fixed rate of 1.183% and to pay 0.5% and receive LIBOR, respectively. The notional amounts of the underlying swaps are each $200.0 million with an effective date of March 2, 2017 and an expiration of March 2, 2027.

Counterparties to these financial instruments may expose us to credit-related losses in the event of non-performance. As of March 31, 2015, these financial instruments are primarily in the counterparties’ favor. We have considered and reflected the risk of non-performance by us and our counterparties in the fair value of our financial instruments as of March 31, 2015. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.

Counterparties to these agreements are major financial institutions, and we consider the risk of loss due to non-performance to be minimal. We do not require collateral from these institutions. We do not hold and will not issue interest rate swaps for trading purposes.

PART II — OTHER INFORMATION

Item 1 — Legal Proceedings

None.

Item 1A — Risk Factors

You should consider the factors discussed in “Item 3. Key Information—D. Risk Factors” in our 2014 Annual Report, which could materially affect our business, results of operations or financial condition.

Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds

During the quarter ended March 31, 2015, we issued to Tiger Ventures Limited, an accredited investor, a total of 39,441 shares of our Class A common stock as consulting compensation pursuant to the Financial Services Agreement, dated as of March 14, 2011, between us and Tiger Ventures Limited. The issuances qualified for an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

Tiger Ventures Limited is indirectly owned by our director, Graham Porter. For additional information about certain relationships and transactions between us and certain securityholders, please read “Item 7. Major Shareholders and Related Party Transactions” in our 2014 Annual Report.

Item 3 — Defaults Upon Senior Securities

None.

Item 4 — Mine Safety Disclosures

Not Applicable.

Item 5 — Other Information

The Company’s 2015 Annual Meeting of Shareholders was held on April 24, 2015. Briefly described below is each matter voted on at the meeting:

(1)	Election of the following individuals, nominated by the board of directors, to hold office as Class I directors of the board of directors of the Company for a term of three years (subject to the Declassification Amendment (as defined below)). There was no solicitation in opposition to the board’s nominees for the directors listed in our definitive proxy statement dated March 11, 2015, and all such nominees were elected.

Name	Number of Shares Voted		Broker Non-Votes
	For	Withheld
Kyle R. Washington	76,275,424	3,333,304	10,272,227
Nicholas Pitts-Tucker	79,301,992	306,736	10,272,227

The other members of the board of directors are: Class II directors: Gerry Wang, Graham Porter, Harald H. Ludwig, and Graham Porter (terms expiring at the 2016 annual shareholder meeting); and Class III directors: John C. Hsu, David Lyall and Peter S. Shaerf (terms expiring at the 2017 annual shareholder meeting, subject to the Declassification Amendment).

(2)	Ratification of the appointment of KPMG LLP, Chartered Accountants as the Company’s independent auditors for the fiscal year ending December 31, 2015. Total common stock voted was 89,497,394 in favor, 210,101 opposed, 173,460 abstained and no broker non-votes. The appointment of KPMG LLP as the independent auditors for the fiscal year ending December 31, 2015 was ratified.

(3)

Adoption of an amendment to the Company’s articles of incorporation to declassify the board of directors and provide for the annual election of the members of the board of directors commencing with the Company’s

2016 Annual Meeting of Shareholders, or the Declassification Amendment. Total common stock voted was 79,225,841 in favor, 249,942 opposed, 135,896 abstained and 10,269,276 broker non-votes. The adoption of an amendment to the Company’s articles of incorporation was passed.

(4)	Adoption of an amendment to the Company’s articles of incorporation to increase the maximum size of the board of directors from nine to 11 directors. Total common stock voted was 78,543,231 in favor, 900,355 opposed, 165,130 abstained and 10,272,238 broker non-votes. The adoption of an amendment to increase the size of the Company’s board of directors was passed.

(5)	Adoption of an amendment to the Company’s articles of incorporation and bylaws to decrease the shareholder supermajority voting requirements to amend certain articles of incorporation and bylaws from 80% to 66-2/3%. Total common stock voted was 78,625,576 in favor, 787,192 opposed, 195,957 abstained and 10,272,230 broker non-votes. The adoption of an amendment to the Company’s articles of incorporation and bylaws was passed.

Item 6 — Exhibits

Exhibit Number	Description

3.1	Amended and Restated Articles of Incorporation of Seaspan Corporation (incorporated herein by reference to Exhibit 3.1 to the Company’s Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005).

3.2	Articles of Amendment to the Amended and Restated Articles of Incorporation of Seaspan Corporation (incorporated herein by reference to Exhibit 3.2 to the Company’s Form 8-A12B (File No. 001-32591), filed with the SEC on February 13, 2014).

3.3	Second Articles of Amendment to the Amended and Restated Articles of Incorporation of Seaspan Corporation.

3.4	Amended and Restated Bylaws of Seaspan Corporation (incorporated herein by reference to Exhibit 1.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 (File No. 001-32591), filed with the SEC on March 23, 2012).

3.5	First Amendment to the Amended and Restated Bylaws of Seaspan Corporation.